EARKICK, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023 AND 2024

(Unaudited)

FINANCIAL STATEMENTS:

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Earkick, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Earkick, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2023, and December 31, 2024, and the related statements of operations, statement of shareholder's equity (deficit), and cash flows for the year ending December 31, 2023, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Earkick, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Bria A. Gatewood, CPA, LLC
Clover, SC
March 13, 2025

Earkick, Inc.
Balance Sheet
(Unaudited)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets		
Cash & Cash Equivalents	144,557	506,280
Due from Related Parties	1,992,762	1,312,762
Total Current Assets	**2,137,320**	**1,819,043**
Fixed Assets		
Startup & organizational costs	20,100	0
Accumulated amortization	-1,340	0
Total Fixed Assets	**18,760**	**0**
TOTAL ASSETS	**2,156,080**	**1,819,043**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Credit Cards	0	0
Total Current Liabilities	**0**	**0**
Simple Agreement for Future Equity(SAFEs)	1,514,925	1,015,000
Total Liabilities	**1,514,925**	**1,015,000**
STOCKHOLDERS' EQUITY		
Capital Investments	51,000	0
Common stock	800	800
Series Seed Preferred Stock	229	229
Additional Paid in Capital	1,021,972	1,021,972
3999 Retained Earnings	-432,845	-218,958
Total Equity	$ **590,155**	$ **804,043**
TOTAL LIABILITIES AND EQUITY	$ **2,156,080**	$ **1,819,043**

Earkick, Inc.
Statements of Operations
(Unaudited)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	38,108	$	1,945
Grants		-	$	15,000
Cost of Goods Sold		-		-
Gross Profit	$	38,108	$	16,945
Operating Expenses				
General and Administrative	$	49,358	$	22,563
Sales and Marketing	$	201,298	$	22,199
Total operating expenses	$	250,656	$	44,763
Operating Income/(Loss)	$	(212,548)	$	(27,818)
Interest Expense				
Other Loss/Income			$	1
Amortization Expenses	$	1,340		
Income/(Loss) from continuing operations before income tax expense	$	(213,888)	$	(27,818)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(213,888)	$	(27,818)

Earkick, Inc.
Statements of Changes in Stockholders' Equity
(Unaudited)

For Fiscal Year Ended December 31, 2024 and 2023

(USD $ in Dollars)	Common Stock		Series Seed Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance December 31, 2022	8,000,000	$ 800	2,285,714	$ 229	$ 1,021,972	$ (191,141)	$ 831,860
Capital Contribution	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	$ (27,818)	$ (27,818)
Balance December 31, 2023	8,000,000	$ 800.00	2,285,714	$ 229.00	1,021,972	$ (218,959)	$ 804,042
Capital Contribution	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	$ (213,888)	$ (213,888)
Balance - December 31, 2024	8,000,000	$ 800.00	2,285,714	$ 229.00	$ 1,021,972	$ (432,847)	$ 590,154

Earkick, Inc.
Statements of Cashflows
(Unaudited)

For Fiscal Year Ended December 31,		2024		2023
CASHFLOW FROM OPERATING ACTIVITIES			$	-
Net Income	$	(213,887.92)	$	(27,818.32)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Due from Related Parties	$	(680,000.00)	$	(520,000.48)
Credit Card			$	(2,795.52)
Accumulated amortization		1,340.04	$	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	(678,659.96)	$	(522,796.00)
Net cash provided/(used) by operating activities	$	(892,547.88)	$	(550,614.32)
			$	-
CASHFLOW FROM INVESTING ACTIVITIES			$	-
Startup & organizational costs	$	(20,100.00)	$	-
Net cash provided/(used) in investing activities	$	(20,100.00)	$	0.00
CASHFLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		-
Borrowing on SAFEs	$	499,925.00	$	620,000.00
Capital Investments:WeFunder Portal LLC Investments		51,000.00		-
Net cash provided by financing activities	$	550,925.00	$	620,000.00
Change in Cash	$	(361,722.88)	$	69,385.68
Cash - beginning of year	$	506,280.06	$	436,893.00
Cash - end of year	$	144,557.18	$	506,280.06
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
Net cash increase for period	$	-	$	-
OTHER NONCASH INVEESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

Earkick, Inc.
Notes to Financial Statements
For Year Ended to December 31, 2024, and December 31, 2023

1. Nature of Operations

Earkick, Inc. was incorporated on April 5, 2021, in the state of Delaware. The financial statements of Earkick, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Earkick is an AI-powered platform that measures and improves mental health in real time. It empowers people to measure and improve mental health in real time. Our mission is to improve mental health globally for everyone, everywhere by providing a radically private digital self-care companion. Based on this proprietary data, Earkick interacts with the individual in a fully automated way by proactively providing suggestions and generating personalized content. We trained multi-modal mental sentiment and emotion recognition to recognize mental health states for depression and anxiety and a large language model (LLM) to "talk" to our members, providing advice on various levels.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $144,557 and $506,280, respectively.

Income Taxes

Earkick, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the subscription fee charged to its members.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $201,298 and $22,199, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 27, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements

3. Capitalization and Equity Transactions

Common Stock

The Company is authorized to issue 13,800,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 8,000,000 shares were issued and outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 2,285,714 shares of Series Seed Preferred Stock at a par value of $0.0001 par value. As of December 31, 2024, and December 31, 2023, 2,285,714 shares of Series Seed Preferred Stock were issued and outstanding.

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

4. Debt

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31,	
					2022	2021
Safes I - X	$ 395,000	Fiscal Year 2022	$ 11,000,000	80%	$ 395,000	$ -
Change in Fair Value of SAFEs					$ 32,917	
Total SAFE(s)	$ 395,000				$ 427,917	$ -

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settle able in cash, the Company has decided to classify them as a liability.

5. Income Taxes

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022		2021	
Net Operating Loss	$	(38,432)	$	(28,427)
Valuation Allowance		38,432		28,427
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022		2021	
Net Operating Loss	$	(66,859)	$	(28,427)
Valuation Allowance		66,859		28,427
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $224,057, and the Company had state net operating loss ("NOL") carryforwards of approximately $224,057. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

As of the issuance of this report, the 2024 and 2023 tax returns have not been filed, and no changes have been made to the net operating loss ("NOL") carryforwards.

6. Related Party

In the fiscal years 2022 and 2021, the Company provided financial assistance to its related party, Earkick GMBH, located in Switzerland. The loan bears no interest rate and has no defined maturity date. As of December 31, 2024, and December 31, 2023, the outstanding balance of this amount due from the related party is $1,992,762 and $1,312,762, respectively. The entire amount is classified as a current asset.

7. Commitments and Contingencies

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. Subsequent Events

The Company has evaluated subsequent events for the period from December 31, 2023, through March 13, 2024, which is the date the financial statements were available to be issued.

In the fiscal years 2024, the company issued twelve Simple Agreements for Future Equity ("SAFE") in the aggregate amount of $454,925. The "Post-Money Valuation Cap" is $11,000,000 and the discount rate is 80%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $213,888, an operating cash flow loss of $361,723, and liquid assets in cash of $144,557, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.